UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10-SB

Amendment No. 5

GENERAL FORM FOR REGISTRATION OF SECURITIES

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

(Exact name of Small Business Issuer as specified in its charter)

         British Columbia, Canada                   N/A        .

(State or Incorporation or Organization)    (IRS Employer ID No.)

1030 West Georgia Street, Suite #615, Vancouver, B.C.  V6E 2Y3

(Address of principal executive offices)

Issuer’s Telephone Number, 604-689-2646

SEC File Number: 0-49685

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares without par value.

(Title of Class)

Index to Exhibits on Page 26

Bi-Optic Ventures Inc.

Form 10-SB Registration Statement

Amendment No. 2

TABLE OF CONTENTS

PART I

                                                             Page

Item 1.  Description of Business.............................   3

Item 2.  Management’s Discussion and Analysis

          or Plan of Operation...............................   5

Item 3.  Description of Property.............................  10

Item 4.  Security Ownership of Certain Beneficial Owners

          and Management.....................................  11

Item 5.  Directors, Executive Officers, Promoters

PART II

Item 1.  Market Price Of and Dividends on the Registrant’s

PART F/S

Item 1.  Financial Statements................................  25

PART III

Item 1.   Index to Exhibits..................................  26

Item 2.   Description of Exhibits............................  26

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Introduction

Bi-Optic Ventures Inc. (hereinafter is also referred to as the "Company" and/or the "Registrant") currently has no material business activity.  The Company is in negotiations to acquire an interest in two diamond-exploration properties in Quebec, Canada.

The Company's principal office is located at:

 615 - 1030 West Georgia Street

 Vancouver, British Columbia, Canada  V6E 2Y3

 Telephone: 604-689-2646

 Facsimile: 604-689-1289

The contact person is Harry Chew, President and Director.

The Company’s authorized capital includes 100,000,000 common shares without par value.  As of 7/22/2002, there were 3,964,235 common shares outstanding.

The Company's common shares trade on the TSX Venture Exchange with the symbol "BOV.V".

The Company's fiscal year ends February 28th.

Effective 4/6/2001, the Company completed a one-for-two stock consolidation; effective 11/10/1997 the Company completed a one-for-five stock consolidation.  All references to number of shares and to per-share data reflect post-consolidation basis unless otherwise indicated.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP); nevertheless, the financial statements conform in all material respects with US GAAP, except as disclosed in footnotes to the financial statements.

Herein, all references to "$" and "CDN$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars.  All references to common shares refer to the Company's Common Shares without Par Value unless otherwise indicated.

The information in this Registration Statement is current as of July 22, 2002, unless otherwise indicated.

Historical Corporate Development

The Company was incorporated in British Columbia on 5/31/1984 under the name Golden Rock Resources Ltd.  The name was changed to Bismimillah Ventures Inc. on 3/22/1993, to Royal Rock Ventures Inc. on 11/10/1997, and to Bi-Optic Ventures Inc. on 4/6/2001.

From incorporation into Fiscal 1992, the Company was involved in the exploration of mineral properties.  From 1992 to July 1999, the Company was inactive.

From July 1999 to February 2001, the Company was active in attempting to acquire Biopath Research Inc. (“Biopath”).  Biopath is engaged in the business of research regarding and the design and development of innovative medical diagnostic products for use in homes, hospitals and in physicians' offices as well as other point of care locations.  Pursuant to the 7/28/1999 purchase agreement, the Company agreed to: issue 2,625,000 performance common shares; issue 500,000 warrants at $1.12 per share in four equal installments; and to advance $300,000 to Biopath for demand promissory notes.  The Company advanced $248,600 and $49,797 during Fiscal 2000/Fiscal 2001; the monies advanced by the Company to Biopath, being $298,397 to date, are secured by a first fixed and floating charge upon all the assets of Biopath and an assignment of invention.

Effective February 2001, the Company ceased pursuing the acquisition of Biopath.  The Company wrote off the $49,418 of deferred acquisition costs in Fiscal 2001.  The Company anticipates that its secured advances to Biopath will not be collected, resulting in a $298,397 write-off in Fiscal 2002.

Private Placement Financings

Fiscal 1998:    77,758 Shares for $31,492 in debt

             1,000,000 Units at    $0.30 per unit

Fiscal 1999:   200,000 Warrants at $0.30

               500,000 Units at    $0.63 per unit

Fiscal 2000:   800,000 Warrants at $0.35

Fiscal 2001:   None

Fiscal 2002:   993,854 Shares for $119,262 in debt

             1,200,000 Units at $0.10 per unit

Business

The Company has been relatively inactive since ceasing its involvement with Biopath Research Inc., other than examining various business ventures, seeking a line of business to enter.

Employees

As of 7/22/2002, the Company had two employees, representing its two executive officers.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN-OF-OPERATION

Selected Financial Data

Selected financial data as shown in Table No. 1 for the Company for Fiscal 2002 and Fiscal 2001 Ended February 28th was derived from the financial statements of the Company that have been audited by J.A. Minni & Associates Inc., independent certified general accountants, as indicated in their auditor’s report included elsewhere in this Registration Statement.  The selected financial data set forth for the Fiscal 2000/1999/1998 are derived from the Company's audited Fiscal 2000/1999/1998 financial statements, not included herein.  The selected financial data as at and for the three-month periods ended 5/31/2002 and 5/31/2001 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth.

The selected financial data should be read in conjunction with the financial statements and other financial data included elsewhere in this Registration Statement.

Effective 4/6/2001, the Company completed a one-for-two stock consolidation; effective 11/10/1997, the Company completed a one-for-five stock consolidation.  All references to number of shares and to per-share data reflect post-consolidation basis unless otherwise indicated.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the near future.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

_____   _________________      _____________  __      ___________________________

                            Three Months     Year    Year    Year    Year    Year

                               Ended____    Ended   Ended   Ended   Ended   Ended

                         5/31/02 5/31/01  2/28/02 2/28/01 2/29/00 2/28/99 2/28/98

Revenue                       $0      $0       $0      $0      $0      $0      $0

Net Loss                    ($26)   ($36)   ($452)  ($190)  ($284)  ($132)  ($158)

Loss per Share            ($0.01) ($0.02)  ($0.18) ($0.11) ($0.20) ($0.12) ($0.16)

Dividends per Share        $0.00   $0.00    $0.00   $0.00   $0.00   $0.00   $0.00

Wtg. Avg. Shares (000)      3964    1770     2536    1770    1441    1040    1052

Period-end Shares O/S       3964    1770     3964    1770    1770    1370    1052

Working Capital             ($91)            ($45)  ($152)    $86    $344     $99

Long-Term Debt/Loans Payable   0                0       0       0       0       0

Shareholders’ Equity         (87)             (61)    152     341     346     102

Total Assets                   7               18     315     373     374     321

USGAAP Net Loss             ($26)   ($36)   ($492)  ($190)  ($284)  ($132)

USGAAP Shareholders’ Equity ($87)   $165     ($61)   $152    $341

USGAAP Total Assets           $7    $365      $18    $315    $373                -

(1)  US GAAP cumulative Net Loss since incorporation has been ($2,699,744).

(2)  Under US GAAP for Fiscal 2002, there would have been a ($298,397) write-off of investment in Biopath.  Under US GAAP, during Fiscal 2001 there would have been a ($49,418) write-off of acquisition costs in Biopath.

___________________________________ _______________________________                            _

Plan Of Operations

Source of Funds for Fiscal 2003

The Company’s primary source of funds since incorporation has been through the issuance of common stock and loans.  The Company has had no revenue from operations to date and does not anticipate revenues in the foreseeable future.

The Company had a negative working capital balance of ($45) at 2/28/2002.  The Company has had discussions with third parties about additional equity offering and/or loans; but the talks as of 7/22/2002 were preliminary.

Use of Funds for Fiscal 2003

During Fiscal 2003, the Company estimates that it might expend $150,000 on general/administrative expenses; although, this figure is subject to uncertainties including any possible acquisitions.  It is impossible to estimate the probable expenditures associated with any possible acquisitions that might be consummated during Fiscal 2003.  The Company is in negotiations to acquire an interest in two diamond-exploration properties in Quebec, Canada; the acquisition cost might approximate $17,500 and the issuance of 75,000 common shares.

Anticipated Changes to Facilities/Employees

The Company has no plans to acquire any new facilities.  The Company has no plans to add any additional personnel; however, if a business acquisition is consummated, additional personnel might be required.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

The Company was incorporated in British Columbia on 5/31/1984.

From incorporation into Fiscal 1992, the Company was involved in the exploration of mineral properties.  From 1992 to July 1999, the Company was inactive.

From July 1999 to February 2001, the Company was active in attempting to acquire Biopath Research Inc. (“Biopath”).  Biopath is engaged in the business of research regarding and the design and development of innovative medical diagnostic products for use in homes, hospitals and in physicians' offices as well as other point of care locations.  Pursuant to the 7/28/1999 purchase agreement, the Company agreed to: issue 2,625,000 performance common shares; issue 500,000 warrants at $1.12 per share in four equal installments; and to advance $300,000 to Biopath for demand promissory notes.  The Company advanced $248,600 and $49,797 during Fiscal 2000/Fiscal 2001; the monies advanced by the Company to Biopath, being $298,397 to date, are secured by a first fixed and floating charge upon all the assets of Biopath and an assignment of invention.

Effective February 2001, the Company ceased pursuing the acquisition of Biopath.  The Company anticipates writing off the $49,418 of deferred acquisition costs.  The Company anticipates that its secured advances to Biopath will not be collected, resulting in a $298,397 write-off in Fiscal 2002.

The Company is in negotiations to acquire a 25 percent undivided interest in two diamond properties, totaling approximately 38,000 acres located in the Otish Mountain, Quebec area (the “Properties”).  The anticipated terms of the deal would include the payment of $17,500 and the issuance of 75,000 common shares of the Company to the vendor, which would be valued at fair market value on the date the Company entered into negotiations with the vendor.  The Properties are subject to a 2% gross over-riding royalty on diamonds and a 2% net smelter return on all other minerals.  The vendor has expended $35,000 on exploration of the two diamond properties to date, which is the very early stage of exploration; but, which is adjacent to other explored properties.

Private Placement Financings

Fiscal 1998:    77,758 shares for $31,492 in debt

             1,000,000 units at    $0.30 per unit

Fiscal 1999:   200,000 Warrants at $0.30

               500,000 Units at    $0.63 per unit

Fiscal 2000:   800,000 Warrants at $0.35

Fiscal 2001:   None

Fiscal 2002:   993,854 shares for $119,262 in debt

             1,200,000 Units at $0.10 per unit

Liquidity and Capital Resources

Three Months Ended 5/31/2002

Working Capital deficit was ($90,880) at 5/31/2002.

Cash used in Three Months Ended 5/31/2002 Operating Activities totaled ($19,050), including the ($25,978) Net Loss; the only significant adjusting item was a $6,688 change in non-cash working capital items.  Cash used in Investing Activities was $nil.  Cash provided by Financing Activities was $14,800, including the $35,140 “due from companies under common control and ($20,340) in loans from and amount due to related parties.

Fiscal 2002

Effective 1/11/2002, the Company closed a private placement of 1,200,000 Units at a price of $0.10 per Unit.  Each Unit consists of one common share and one non-transferable share purchase warrant (a “Warrant”).  Each Warrant entitles the holder to purchase an additional common share at a price of $0.10 until 1/3/2004.

Working Capital was ($45) at 2/28/2002.

Cash used in Fiscal 2002 Operating Activities totaled ($126,801), including the ($452,013) Net Loss; the only significant adjusting item was a ($298,397) write-off of advances to Biopath and a ($8,978) allowance for bad and doubtful debts.  Cash used in Investing Activities was $nil.  Cash provided by Financing Activities was $130,997, including the $120,000 shares issued for cash, ($12,505) in loan advances,and ($1,508) in excess checks written over funds on deposit.

Fiscal 2001 and Fiscal 2000, Ended February 28th

The Company raised sufficient capital through several private placements in Fiscal 1998/1999/2000 to fund its operations and its advances to Biopath.  Nevertheless, the Company was critically short of capital at the end of Fiscal 2001.

Working Capital was ($151,911) at 2/28/2001.

Working Capital was  $ 86,019 at 2/28/2000.

Working Capital was  $343,635 at 2/28/1999.

Cash used in 2001 Operating Activities totaled ($130,766), including the ($189,545) Net Loss; the only significant adjusting item was $46,244 increase in net non-cash working capital items.  Cash used in Investing Activities was ($49,797) representing investment in Biopath.  Cash provided by Financing Activities was $147,030 representing “due to and loans from related parties”.

Cash used in 2000 Operating Activities totaled ($262,430), including the ($284,153) Net Loss; the only significant adjusting items were $1,020 in amortization, $579 in “incorporation costs written off”, and $20,124 increase in net non-cash working capital items.  Cash used in Investing Activities was $255,063, predominately the $280,000 investment in Biopath.  Cash provided by Financing Activities was $204,648, including $280,000 from the issuance of common shares and ($75,352) from a reduction in “due to and loans from related parties”.

Cash used in 1999 Operating Activities totaled ($29,552), including the ($131,813) Net Loss; the only significant adjusting item was $100,052 increase in net non-cash working capital items.  Cash used in Investing Activities was $783.  Cash provided by Financing Activities was $375,000 from the issuance of common shares.

Results of Operations

Three Months Ended 5/31/2002

The Company has been designated as inactive by the TSX Venture Exchange.  The Company is required to submit a reactivation plan to meet Tier 2 maintenance requirements by 9/30/2002.

Management is currently working on a reactivation plan for the Company for submission to the TSX Venture Exchange for approval.  The Company is evaluating and performing due diligence on various projects for a possible acquisition or on a joint-venture basis; but none are yet probable.

Operating Expenses for the Three Months Ended 5/31/2002 were $25,978 compared to $36,239 in the same period last year; the decrease of $10,261 relates primarily to the Company reduction in legal and management fees.  Rent and administrative fees were $7,500, an increase of $1,500 from the same period last year.  Consulting fees were $4,034 compared with $nil for the same period last year.  Management fees were $7,500 compared with $15,000 for the same period last year.  Net Loss for was ($25,978).  Loss Per Share was ($0.01).

Fiscal 2002

The Company did not complete the purchase of Biopath, a company involved in the design and development of innovative medical diagnostic equipment.  The Company holds a General Security Agreement over all the assets of Biopath, including an assignment of invention; the acquisition costs ($298,397) incurred by the Company were written-off at yearend.

Management of the Company is currently pursuing other projects of merit for acquisition or on a joint-venture basis; but, none yet are probable.

Operating Expenses for Fiscal 2002 were $452,033 compared to $189,898 in the same period last year.  Advances to Biopath written off at $298,397 was the largest category; during the year management deemed these advances ($298,397) to be uncollectible.  Professional fees at $38,050 were up 38% from last year because the Company incurred more legal fees to access it remedies under its General Security Agreement with Biopath.  Rent was $30,000, a increase of $6,000 from last year.  Consulting fees were $8,784 compared with $9,150 last year.

Net Loss for Fiscal 2002 was ($452,013).  Loss Per Share for Fiscal 2002 was ($0.18).

Fiscal 2001/2000/1999, Ended February 28th

Operating Expenses for Fiscal 2001/2000/1999, respectively, were $189,898, $286,384 and $133,677.  Such costs were kept minimal in response to the limited activity.

The largest categories for Fiscal 1999 were: management fees ($31,250), office/miscellaneous ($25,295) and travel/promotion ($17,649).  The largest categories for Fiscal 2000 were: professional fees ($77,395), management fees ($62,500), travel/promotion ($32,608) and office/miscellaneous ($24,000); the expenses doubled during Fiscal 2000 because the Company was in the process of attempting a reverse takeover of Biopath.  The largest categories for Fiscal 2001 were: acquisition costs on Biopath written off ($49,418); management fees ($60,000), rent ($24,000), and professional fees ($23,276); the expenses fell in half during Fiscal 2001 because the Company became less active Following the failure to complete the reverse takeover of Biopath.

Net Loss for Fiscal 2001/2000/1999 was ($189,545), ($284,153) and ($131,813), respectively.

Loss Per Share for Fiscal 2001/2000/1999 was ($0.11), ($0.20) and ($0.10), respectively.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company’s executive offices are located in rented premises of approximately 1,200 sq. ft. at 1030 West Georgia Street, Suite #615, Vancouver, B.C.  V6E 2Y3.  Monthly rent is $2,140.  The Company began occupying this facility in November 2002 and considers the facility adequate for current needs.

The Company maintains no other offices or property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         AND MANAGEMENT

The Registrant is a publicly-owned corporation, the shares of which are owned by United States, Canadian, and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of 5/31/2002 all persons/companies the Registrant is aware of as being the beneficial owner of 5% or more of the common stock of the Registrant.

Table No. 2

Five Percent Shareholders

______________________________________________________________________________

Title                              Amount and Nature      Percent

  of                                   of Beneficial           of

Class   Name of Beneficial Owner            Ownership     Class #

Common  Harry Chew (1)                     1,139,124        26.7%

Common  607286 BC Ltd. (2)                   600,000        14.1%

Common  461886 BC Ltd. (3)                   670,000        16.9%

Total   Five Percent Shareholders          2,409,124        57.7%

(1)  289,750 shares are held indirectly by Pacific Paragon

     Investment Fund Ltd., a private company controlled 50% by the spouse of Mr. Chew.

     249,374 shares are held indirectly by Myntek Management Services

     Inc., a private British Columbia company owned as to 50% by

     Harry Chew, President & Director of the Company and 50% by

     his spouse.

     300,000 of these represent share purchase warrants.

     Excludes 125,000 shares owned by Ellen Chew, his spouse.

     where he disavows beneficial interest and does not have voting or disposition control.

(2)  300,000 represent share purchase warrants.

(3)  200,000 represent share purchase warrants.

#  Based on 3,964,235 shares outstanding as of 5/31/2002.

_________________________________________  ___________ _______________________

Table No. 3 lists as of 5/31/2002 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 3

Shareholdings of Directors and Executive Officers

______________________________________________________________________________

Title                                  Amount and Nature  Percent

   of                                      of Beneficial       of

Class   Name/Address of Beneficial Owner       Ownership  Class #

Common  Harry Chew (1)(4)                      1,139,124    26.7%

Common  Sonny Chew (2)(4)                        200,000     4.9%

Common  David J.L. Williams (3)(4)                62,000     1.6%

Common  Teri-Lyn Duke (4)                              0     0.0%

Total Directors and Officers                   1,401,124    33.2%

(1)  289,750 shares are held indirectly by Pacific Paragon

     Investment Fund Ltd., a private company controlled 50% by the spouse of Mr. Chew.

     249,374 shares are held indirectly by Myntek Management Services

     Inc., a private British Columbia company owned as to 50% by

     Harry Chew, President & Director of the Company and 50% by

     his spouse.

     300,000 of these represent share purchase warrants.

     Excludes 125,000 shares owned by Ellen Chew, his spouse,

     where he disavows beneficial interest and does not have voting or disposition control.

(2)  100,000 of these represent share purchase warrants.

(3)  62,000 shares are held indirectly by TWE Enterprises Ltd.,

     a private company controlled 50% by Mr. Williams and 50% by his spouse.

(4)  All address are c/o the Company:

         Bi-Optic Ventures Inc.

         1030 West Georgia Street, Suite #615

         Vancouver, B.C.  V6E 2Y3

#  Based on 3,964,235 shares outstanding as of 5/31/2002.

_________________________________________  ___________ _______________________

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS

         AND CONTROL PERSONS

Table No. 4 lists as of 7/22/2002 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders’ Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Table No. 4

Directors

_________________________________________  ___________ _______________________

                                                       Date First

                                                          Elected

Name                                    Age          or Appointed

Harry Chew                               42         February 1999

Sonny Chew                               35             July 2000

David J.L. Williams                      49             July 2000

_________________________________________  ___________ _______________________

Table No. 5 lists as of 7/22/2002 the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.

Table No. 5

Executive Officers

_________________________________________  ___________ _______________________

                                                            Date of

Name          Position                          Age  Board Approval

Harry Chew    President                          42   February 1999

Teri-Lyn Duke Secretary                          28       June 2001

_________________________________________  ___________ _______________________

Business Experience

Harry Chew, President and a Director of the Company, is a graduate of Simon Fraser University in Burnaby, British Columbia and has been a Certified General Accountant since 1986.  He also is: President of Myntek Management Services Inc., since 1986, a private company providing management services; and President of the Pacific Paragon Group of Companies, since 1993, private companies providing management consulting services.  Mr. Chew currently is a director and/or officer of the following public Canadian companies: Cierra Pacific Ventures Ltd., Pacific Rodera Ventures Inc., Paradym Ventures Inc., Firestone Ventures Inc, and Pacific Stratus Ventures Ltd.  He devotes about one-third of his time to the affairs of the Company.  He lives in Vancouver, British Columbia, Canada.

Sonny Chew, Director of the Company, is a graduate of Simon Fraser University in Burnaby, British Columbia.  He also is: President of Wynson Management Services Ltd., since 1992, a private management and bookkeeping consulting company; and Director of Finance and Administration of the Pacific Paragon Group of Companies, since 1993, private companies providing management consulting services.  Mr. Chew is a director and/or officer of the these public Canadian companies: Cierra Pacific Ventures Ltd., Pacific Rodera Ventures Inc., Paradym Ventures Inc., Firestone Ventures Inc, and Pacific Stratus Ventures Ltd.  He devotes about one-fourth of his time to the affairs of the Company.  He lives in Vancouver, British Columbia, Canada.

Teri-Lyn Duke, Corporate Secretary of the Company, is currently employed by the Transportation and Marketing Department of BC Gas.  Prior to this, Ms. Duke was the Corporate Administrator of the Pacific Paragon Group of Companies, since 1999, private companies providing management consulting services.  From 1994 to 1999 Ms. Duke was employed as a Medical Office Assistant.  She lives in Port Coquitlam, British Columbia, Canada.

David J.L. Williams, a Director of the Company, a former professional hockey player, has been employed since March 1983 by TWE Enterprises Ltd., a private company providing management consulting services.  Mr. Williams is a director and/or officer of the following public Canadian companies: Cierra Pacific Ventures Ltd., Pacific Rodera Ventures Inc., Paradym Ventures Inc., Firestone Ventures Inc, and Pacific Stratus Ventures Ltd.  He lives in West Vancouver, British Columbia, Canada.

Involvement in certain legal proceedings

There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a)  any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b)  any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d)  being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships

Sonny Chew is the brother of Harry Chew.  Other than this, there are no family relationships between any of the officers or directors of the Company.

Other Relationships/Arrangements

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer.  There are no material arrangements or understandings between any two or more Directors or Executive Officers.

ITEM 6.  EXECUTIVE COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  During Fiscal 2001/2000, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

Total compensation paid/accrued (directly/indirectly) to all Officers/Directors for Fiscal 2002 was $68,450, including $30,000 paid to Myntek Management Services Inc.

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company.  The Company has a management contract dated 5/1/2000 with Myntek Management Services Inc., a private British Columbia company owned as to 50% by Harry Chew, President & Director of the Company and 50% by his spouse.  Under the agreement, Myntek Management Services Inc. is paid a management fee of $5,000 per month, plus G.S.T. plus reasonable expenses related to the performance of its duties.  For the year ended 2/28/2001, management fees in the amount of $60,000 were paid or accrued to Myntek Management Services Inc.; reduced to $2,500 per month on 3/1/2001.  Refer to ITEM #7.

During Fiscal 2002, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company.  The Company has a management contract dated 5/1/2000 with Myntek Management Services Inc., a private British Columbia company owned as to 50% by Harry Chew, President & Director of the Company and 50% by his spouse.  Under the agreement, Myntek Management Services Inc. is paid a management fee of $5,000 per month, plus G.S.T. plus reasonable expenses related to the performance of its duties.  For the year ended 2/28/2001 and 2/28/2002, management fees in the amount of $60,000 and $30,000 were paid or accrued to Myntek Management Services Inc.  Refer to ITEM #7.

During Fiscal 2001, the Company borrowed $24,000 from Pacific Paragon Investment Fund Ltd., a private company owned as to 50% by the spouse of Harry Chew, to fund operations.  No interest is paid on such borrowings and there is no formal date for repayment.

During Fiscal 2002, the Company borrowed: $700 from Harry Chew, $535 from Sonny Chew, $3,000 from Myntek Management Services Inc., and $5,185 from Pacific Paragon Investment Fund Ltd., to fund operations.  These amounts are unsecured, are non-interest bearing, and are repayable after 3/31/2003.

Other than described above, there have been no transactions since 2/28/1999, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Shares

The authorized capital of the Registrant is 100,000,000 common shares without par value.  3,964,235 shares of common stock were issued and outstanding at 7/22/2002.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common shares are entitled to one vote for each share held of record in all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company is not aware of any restrictions or limitations on the rights of non-resident or foreign owners to hold, vote, or receive remittance on the Company's securities.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options.

The terms of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company has no formal written stock option plan.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The TSX Venture Exchange policy in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the TSX Venture Exchange where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the TSX Venture Exchange where:

(a) grant of incentive stock options could result at any time in:

(i)   the Company having options outstanding to insiders which,

      in aggregate, are exercisable to acquire over 10% of the

      outstanding common shares of the Company; or

(ii)  the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the

      outstanding common shares of the Company; or

(iii) the issuance to any one insider and such insider's

      associates, within a one year period, of common shares

      which, in aggregate, exceed 5% of the outstanding common

      shares of the Company; or

(iv)  the issuance to any consultant of common shares which, in aggregate, exceed 2% of the outstanding common shares of

      the Company; or

(b) the Company is proposing to decrease the exercise price of stock options held by any insiders.

The program authorizes the Board, or a committee thereof, to grant stock options from time to time to officers, directors and employees of the Company and its affiliates.

Under the program, stock options are non-assignable and may be granted for a term not exceeding ten years.  The exercise price of a stock option may not be lower than the closing price of the common shares on the TSX Venture Exchange on the business day immediately preceding the date the Option is granted.  If an optionee ceases to be an officer, director or employee of the Company other than by reason of the death of such optionee, any outstanding stock option held by such optionee will expire one month after the date of termination of service, or such later date as the Board may determine.  In the event of the death of an optionee, any outstanding stock option held by the optionee will be exercisable by such optionee’s representatives for a period of twelve months after such death.

No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The Board in certain events, as to exercise price and number of common shares, to prevent dilution or enlargement, may adjust outstanding stock options.

The Company has the right to create multi-year vesting schedules.

There are no outstanding stock options.

Special Resolutions

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act of British Columbia.  Unless the Company Act or the Company's Articles or memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the B.C. Company Act contain provisions that require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a.  Transferring Company's jurisdiction from British Columbia to another jurisdiction;

b.  Giving material financial assistance to executive officers and/or directors;

c.  Material conflicts of interest by Directors;

d.  Disposing of all or substantially all of the Company's

    undertakings;

e.  Removing a Director before the expiration of his term of office;

f.  Certain alterations of share capital;

    (1) increasing the number of authorized shares;

    (2) subdivision, consolidation and/or changes in shares;

    (3) reduction in capital

g.  Changing the Company name;

h.  Altering any restrictions on the Company's business; and

i.  Amalgamations with another company.

Debt Securities to be Registered. Not applicable.

American Depository Receipts.  Not applicable.

Other Securities to be Registered.  Not applicable.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON

         EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information

The Company’s initial public offering of its common shares was effective on the Vancouver Stock Exchange under the auspices of the British Columbia Securities Commission on 12/23/1986 under a former name, "Golden Rock Resources Ltd.".  The Vancouver Stock Exchange was absorbed by the Canadian Venture Exchange, which was absorbed by the TSX Venture Exchange.  The current stock symbol on the TSX Venture Exchange is “BOV”.  Refer to ITEM #1, "Description of Business, Historical Corporate Development”.

Table No. 3 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for actual trades of common shares of the Company for the last nine fiscal quarters, adjusted for April 2001 1:2 stock consolidation.  The price was $0.11 on 7/22/2002.

Table No. 3

TSX Venture Exchange

Common Shares Trading Activity

_________________________________________  ___________ _______________________

    Fiscal                                      - Sales -

   Quarter                                  Canadian Dollars

     Ended                    Volume     High     Low     Closing

 5/31/2002                    47,003    $0.18   $0.07       $0.13

 2/28/2002                   200,000    $0.10   $0.03       $0.10

11/30/2001                    76,700     0.13    0.04        0.05

 8/31/2001                   221,300     0.20    0.11        0.11

 5/31/2001                   100,900     0.25    0.08        0.15

 2/28/2001                   222,000    $0.24   $0.12       $0.20

11/30/2000                   388,600     0.36    0.12        0.12

 8/31/2000                   504,200     1.00    0.24        0.26

 5/31/2000                 1,179,000     2.58    0.82        1.00

_________________________________________  ___________ _______________________

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the TSX Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

Enforcement action taken by the surveillance department may include the following:

1) forcing companies to correct misleading or inaccurate

   disclosure which includes new releases or internet postings:

2) requiring the resignation of unacceptable directors and

   officers;

3) requiring cancellation and return shares to treasury;

4) requiring undertakings from directors and officers that they will ensure compliance with the listing agreement and listings policies in the future;

5) requiring the termination of unacceptable investor relations services;

6) halting and suspending trading in the shares of companies;

7) de-listing companies that have contravened exchange by-laws,

   rules or policies.

The market surveillance department issues TSX notices to inform the public of halts, suspensions, de-lists and other enforcement actions.  All TSX notices can be found on the TSX website or INFOTSX.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors.

In addition to market surveillance, the TSX Venture Exchange’s compliance department is comprised of an investigative services team that conducts investigations into alleged violations of securities trading.  The TSX Venture Exchange Conduct Review Committee determines whether a case for discipline exists.  Disciplinary cases either result in a settlement reached between TSX Venture Exchange and the respondent or they proceed to a disciplinary hearing.  The public can attend disciplinary hearings, view the exhibits filed and obtain copies of the decisions issued by the panel.  If the hearing panel’s decision is not acceptable to either TSX Venture Exchange or the respondent, an appeal process may be initiated.

Holders

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

On 2/11/2002, the shareholders' list for the Company's common shares showed 19 registered shareholders and 3,964,235 common shares outstanding.  One of these shareholders was a U.S. resident, holding 42,346 shares representing about 1% of the issued and outstanding common shares.

The Company has researched the indirect holding by depository institutions and estimates that there are two "holders of record" resident in the United States, holding the aforementioned 42,346 common shares.

The Company believes there are seven holders of record of the Company's 1,200,000 share purchase warrants, none in the United States.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 250 beneficial owners of its common shares.

Dividends

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

There are no restrictions that limit the ability of the Company to pay dividends on common equity or that are likely to do so in the future.

Securities Authorized For Issuance Under Equity Compensation Plans.

No Disclosure Necessary

ITEM 2.  LEGAL PROCEEDINGS

The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

No Disclosure Necessary

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Fiscal 1998:      77,758 Shares for $31,492 in debt

               1,000,000 Units at    $0.30 per unit

Fiscal 1999:     200,000 Warrants at $0.30

                 500,000 Units at    $0.63 per unit

Fiscal 2000:     800,000 Warrants at $0.35

Fiscal 2001:     None

Fiscal 2002:     993,854 Shares for $119,262 in debt

               1,200,000 Units at    $0.10 per unit

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

As discussed in Article #19 of the Company:

Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation.  In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent

PART F/S

FINANCIAL STATEMENTS

The financial statements and notes thereto as required are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Minni Bella & Company, independent certified general accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements: Fiscal 2002/2001

Auditors’ Report, dated June 3, 2002

Balance Sheets at 2/28/2002 and 2/28/2001

Statements of Loss and Deficit

 For the years ended 2/28/2002 and 2/28/2001

Statements of Cash Flows

 For the years ended 2/28/2002 and 2/28/2001

Notes to Financial Statements

Unaudited Financial Statements:

Three Months Ended 5/31/2002 vs. Three Months Ended 5/31/2001

Balance Sheets at 5/31/2002 and 2/28/2002

Statements of Loss and Deficit

 For the Three Months ended 5/231/2002 and 5/31/2001

Statements of Cash Flows

 For the Three Months ended 5/31/2002 and 5/31/2001

Notes to Financial Statements

PART III

ITEM 1.  INDEX TO EXHIBITS

ITEM 2.  DESCRIPTION OF EXHIBITS

                                                             Page

 2.  Plan of acquisition, reorganization, arrangement,

     liquidation, or succession:  No Disclosure Necessary

 3.    i.  Certificate of Incorporation

      ii. Certificates of Name Changes

     iii.  Articles of Incorporation

   Incorporated by reference to Form 10-SB Registration Statement

   Filed 3/13/2002.

 4.  Instruments defining the rights of holders, incl. indentures

     --- Refer to Exhibit #3 ---

 9.  Legality: No Disclosure Necessary.

10.  Material Contracts:

   Incorporated by reference to Form 10-SB Registration Statement

   Filed 3/13/2002.

     a. Management Contract with

        Myntek Management Services Inc., dated 5/1/2000

     b. Administrative Services Agreement with

        Pacific Paragon Investment Fund Ltd., dated 5/1/2000

11.  Statement re: Computation of Per Share Earnings

     --- No Disclosure Necessary ---

16.  Letter on Change of Certifying Accountant:

     --- No Disclosure Necessary ---

21.  Subsidiaries of the Registrant: No Disclosure Necessary

24.  Power of Attorney: No Disclosure Necessary

27.  Financial Data Schedule: No Disclosure Necessary

99.  Additional Exhibits: No Disclosure Necessary

                            BI-OPTIC VENTURES INC.

                      (FORMERLY ROYAL ROCK VENTURES INC.)

                             FINANCIAL STATEMENTS

                          FEBRUARY 28, 2002 AND 2001

                        (PREPARED IN CANADIAN DOLLARS)

AUDITOR'S REPORT

BALANCE SHEETS

STATEMENTS OF OPERATIONS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.               SUITE 1104-750 WEST PENDER STREET

CERTIFIED  GENERAL  ACCOUNTANT                   VANCOUVER, BRITISH COLUMBIA

                                                              CANADA V6C 2T8

Jerry A. Minni, C.G.A. *

Geoffrey S. V. Pang, C.G.A., FCCA **               TELEPHONE:  (604)683-0343

                                                         FAX:  (604)683-4499

*   Incorporated Professional

** Associate

AUDITORS' REPORT

TO THE SHAREHOLDERS,

BI-OPTIC VENTURES INC.

(FORMERLY ROYAL ROCK VENTURES INC.)

I  have  audited  the  balance sheets of BI-OPTIC VENTURES INC. (FORMERLY ROYAL

ROCK VENTURES INC.) as at  February  28,  2002,  and 2001 and the statements of operations, deficit and cash flows for each of the  years  in  the  three  year period then ended (the "Financial Statements").  These Financial Statements are

the  responsibility  of  the  Company's  management.   My  responsibility is to

express an opinion on these Financial Statements based on my audit.

With  respect to the Financial Statements, I conducted my audit  in  accordance with Canadian generally accepted auditing standards and United States generally accepted  auditing standards.  Those standards require that we plan and perform an audit to  obtain  reasonable  assurance whether the Financial Statements are free of material misstatement.  An  audit  includes examining, on a test basis,

evidence supporting the amounts and disclosures  in  the  Financial Statements.

An audit also includes assessing the accounting principles used and significant estimates  made  by  management,  as  well as evaluating the overall  financial statement presentation.

In  my opinion, these Financial Statements  present  fairly,  in  all  material respects,  the  financial  position of  the Company as at February 28, 2002 and

2001 and the results of its  operations  and changes in its cash flows for each of the years in the three year period then  ended  in accordance with generally accepted accounting principles in Canada.  As required  by  the  Company Act of

British  Columbia,  I  report  that, in my opinion, these principles have  been applied on a basis consistent with that of the preceding year.

Canadian generally accepted accounting  principles  vary in certain significant respects from accounting principles generally accepted  in  the  United States.

Application  of  accounting principles generally accepted in the United  States would have affected  the results of operations for the years ended February 28,

2002, 2001 and 2000 and shareholders equity as at February 28, 2002 and 2001 to the extent summarized in note 8 to these Financial Statements.

     "J.A. Minni & Associates Inc."

     CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BC

JUNE 3, 2002

               COMMENTS FOR US READERS ON CANADA-UNITED STATES

     REPORTING DIFFERENCES

In the United States,  reporting standards for auditors require the addition of an explanatory paragraph  (following  the opinion paragraph) when the Financial

Statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a  going  concern, such as those described in Note 1 to the Financial Statements.  My report  to  the  shareholders  dated

June 3, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the Financial Statements.

     "J.A. Minni & Associates Inc."

     CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BC

JUNE 3, 2002

                            BI-OPTIC VENTURES INC.

                      (Formerly Royal Rock Ventures Inc.)

                BALANCE SHEETS AS AT FEBRUARY 28, 2002 AND 2001

                                    ASSETS

                                                    2002           2001

                                               -------------  --------------

CURRENT

    Cash                                       $      4,196   $        -

    Gst recoverable                                   3,402          2,297

    Accounts receivable                                 -            8,978

    Due by related parties (Note 6)                   1,500            -

    Prepaid expenses and deposits                     5,000            -

                                               -------------  --------------

                                                     14,098         11,275

CAPITAL ASSETS, at cost net of  accumulated

    amortization of $5,148 (2001 - $4,034)            4,352          5,466

ADVANCES TO BIOPATH (Note 3)                            -          298,397

                                               -------------  --------------

                                               $     18,450   $    315,138

                                               =============  ==============

                                  LIABILITIES

CURRENT

    Excess of cheques written over funds on

      deposits                                 $        -     $       1,508

    Accounts payable and accrued liabilities         58,908          74,548

    Due to related parties (Note 6)                     -            63,130

    Loans from related parties (Note 6)                 -            24,000

                                               -------------  --------------

                                                     58,908         163,186

LOANS FROM AND AMOUNTS DUE TO

RELATED PARTIES (Note 6)                             20,340             -

                                               -------------  --------------

                                                     79,248         163,186

                                               -------------  --------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                            2,599,192       2,359,929

DEFICIT                                          (2,659,990)     (2,207,977)

                                               -------------  --------------

                                                    (60,798)        151,952

                                               -------------  --------------

                                               $     18,450   $     315,138

                                               =============  ==============

APPROVED BY THE DIRECTORS:

"HARRY CHEW"

"SONNY CHEW"

The accompanying notes are an integral part of the financial statements.

                            BI-OPTIC VENTURES INC.

                      (Formerly Royal Rock Ventures Inc.)

                     STATEMENTS OF OPERATIONS AND DEFICIT

             FOR THE YEARS ENDED FEBRUARY 28, 2002, 2001 AND 2000

                                                2002          2001          2000

                                            ------------  ------------  ------------

REVENUE

                                            $        20   $       353   $     2,231

EXPENSES

 Acquisition costs on Biopath written off           -          49,418           -

 Amortization                                     1,114         1,412         1,020

 Advances to Biopath written off                298,397           -             -

 Bad and doubtful debts written off               8,978         2,903         8,777

 Bank charges and interest                        3,471           542           860

 Consulting                                       8,784         9,150        20,300

 Cost recovery (Note 7)                             -         (11,123)          -

 Incorporation cost written off                     -             -             580

 Management fees                                 30,000        60,000        62,500

 Office and miscellaneous                         2,461         4,994         7,594

 Professional fees                               38,050        23,276        77,395

 Projects evaluation                             12,500           -             -

 Rent                                            30,000        24,000        24,000

 Shareholder information and public

    relation                                      1,187         2,854        30,274

 Telephone                                        1,422         4,633         8,448

 Transfer agent and regulatory fees              11,748         9,043        12,028

 Travel and promotion                             3,921         8,796        32,608

                                            ------------  ------------  ------------

                                                452,033       189,898       286,384

                                            ------------  ------------  ------------

NET LOSS FOR THE YEAR                          (452,013)     (189,545)     (284,153)

DEFICIT, BEGINNING OF YEAR (Note 5)          (2,207,977)   (2,018,432)   (1,734,279)

                                            ------------  ------------  ------------

DEFICIT, END OF YEAR                        $(2,659,990)  $(2,207,977)  $(2,018,432)

                                            ============  ============  ============

LOSS PER SHARE                              $     (0.18)  $     (0.11)  $     (0.20)

                                            ============  ============  ============

   The accompanying notes are an integral part of the financial statements.

                            BI-OPTIC VENTURES INC.

                      (Formerly Royal Rock Ventures Inc.)

                           STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED FEBRUARY 28, 2002, 2001 AND 2000

                                                2002          2001          2000

                                            ------------  ------------  ------------

OPERATING ACTIVITIES

  Net loss for the year                     $  (452,013)  $  (189,545)  $  (284,153)

  Items not involving cash:

    Cost recovery                                   -          11,123           -

    Amortization                                  1,114         1,412         1,020

    Bad and doubtful debts                        8,978           -             -

    Advances to Biopath written off             298,397           -             -

    Incorporation cost written off                  -             -             579

                                            ------------  ------------  ------------

                                                (143,524)    (177,010)     (282,554)

    Cash provided (used) by net changes in

        non-cash working capital items:

     Decrease (increase) in accounts

        receivable                               (1,105)        5,944        9,447

     Decrease (increase) in prepaid

       expenses                                  (5,000)        8,206       (8,206)

     Decrease (increase) in accounts payable

        and accrued liabilities                  22,828        32,094       18,883

     Increase (decrease) in amount due to and

        loans from related parties               45,765        63,130      (15,452)

                                            ------------  ------------  ------------

                                                (81,036)      (67,636)     (277,882)

                                            ------------  ------------  ------------

FINANCING ACTIVITIES

     Common shares issued for cash              120,000           -         280,000

     Due to and loans from related parties      (33,260)       83,900       (59,900)

     Excess of cheques written over funds

       on deposit                                (1,508)        1,508          -

                                            ------------  ------------  ------------

                                                 85,232        85,408      220,100

                                            ------------  ------------  ------------

INVESTING ACTIVITIES

    Additions to capital assets                     -             -         (6,463)

    Advances to Biopath                             -         (49,797)    (248,600)

                                            ------------  ------------  ------------

                                                    -         (49,797)    (255,063)

                                            ------------  ------------  ------------

INCREASE (DECREASE) IN CASH                       4,196       (32,025)    (312,845)

CASH, BEGINNING OF YEAR                             -          32,025      344,870

                                            ------------  ------------  ------------

CASH, END OF YEAR                           $     4,196   $       -     $    32,025

                                            ============  ============  ============

NON-CASH FINANCING AND INVESTING ACTIVITIES INCLUDE THE FOLLOWING:

Acquisition costs on investment in Biopath  $       -     $    49,418   $       -

Common shares issued for debt settlement    $   119,263   $       -     $       -

   The accompanying notes are an integral part of the financial statements.

BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000

1.   NATURE AND CONTINUANCE OF BUSINESS

     The  Company  was previously in the mining business, operating as a junior mining company.  On April 6, 2001, the Company changed its name from Royal

     Rock Ventures Inc.  to  Bi-Optic  Ventures Inc.  The Company is evaluating other business interests and projects.  The financial statements have been prepared  on the basis of accounting  principles  applicable  to  a  going concern, which  assumes  that the Company will continue its operations and will be able to realize its  assets  and  discharge its liabilities in the normal course of business.  The ability of  the  Company  to continue as a going  concern  is  dependent  upon,  among  other  things,  the continued

     financial  support  of  the related parties and its ability to obtain  the necessary financing for working  capital,  and ultimately upon its ability to generate future profitable operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)    Amortization

           Capital assets are recorded at cost and  are  amortized  over  their estimated  useful lives at 20% - 30% declining basis.  Further, only one-half the  amortization  is  taken  on assets acquired during the year.

     b)    Financial Instruments

           The company's financial instruments consist  primarily  of cash, GST recoverable, accounts receivable, prepaid expenses, amounts  due  by related  parties  and  accounts  payable, and have their fair market values approximating their carrying values.

     c)    Investment Acquisition Costs

           Costs incurred during the year with respect to the acquisition of

           Biopath Research Inc. were written off.

     d)    Loss Per Share

           Loss per share has been calculated  based  on  the  weighted average number of shares outstanding during the year.

     e)    Use of Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and  assumptions  that  affect  the  reported amounts of assets  and liabilities and disclosure of contingent  assets  and liabilities at the  date  of the financial statements and the reported  amounts  of revenues and expenses during the

           reporting period.

BI-OPTIC VENTUR7ES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000                                Page 2

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

     e)    Use of Estimates

           Significant  areas  required the use of management estimates related to the determination  as  to  recoverability of advances to Biopath.

           Actual results could differ from those estimates.

3.   ADVANCES TO BIOPATH

     The Company entered into an agreement  dated July 28, 1999 to purchase all the issued and outstanding shares in Biopath  Research  Inc.  ("Biopath"),

     incorporated  under the laws of Yukon Territory, Canada.  As consideration the Company agreed on the following:

     a)    To issue 2,625,000 performance shares of the Company;

     b)    To issue  non-transferable  warrants  to purchase 500,000 additional common shares at $ 1.12 per share in four equal installments; and

     c)    To advance $300,000 to Biopath for demand promissory notes which are secured by first fixed and floating charges  upon  all the assets of

           Biopath and an assignment of any invention.

           Total advances to Biopath amounted to $298,397.  Management had determined that they are not recoverable and accordingly, these advances had been written off.

4.   SHARE CAPITAL

     a)    Authorized

           100,000,000 Common shares without par value.

     b)    Issued and fully paid

                                             Number of

                                           shares (after

                                           reverse split)     Amount

                                            ------------   ------------

     Balance, February 28, 1999               1,370,382    $ 2,079,929

     Issued pursuant to exercise of warrants    400,000        280,000

                                            ------------   ------------

     Balance, February 28, 2000 and 2001      1,770,382    $ 2,359,929

     Issued pursuant to debt settlement         993,853        119,263

     Issued pursuant to private placement     1,200,000        120,000

                                            ------------   ------------

           Balance, February 28, 2002         3,964,235    $ 2,599,192

                                            ============   ============

BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000                                Page 3

     b)    Issued and fully paid - continued

     During  the  year, the common shares of the Company had been  consolidated

(reverse split) on  the  basis  of  one new share for every two old shares by a special resolution passed at the annual  general  meeting  held  on  August 28,

2000.   The  authorized share capital of the Company had been increased,  after the consolidation, to 100,000,000 common shares without par value.

     c)    Shares for debt settlement

           On  July  20,  2001  993,854  common shares were issued at $0.12 per share by the Company for settlement of debts as follows:

                                            No. of shares     Amount of

                                                issued      debts settled

                                            --------------  --------------

     Brown McCue                                  320,564   $      38,468

     Due to related companies:

       Pacific Paragon Investment Fund Ltd.       423,916          50,870

       Myntek Management Services Inc.            249,374          29,925

                                            --------------  --------------

                                                  993,854   $     119,263

                                            ==============  ==============

           These shares were issued at $0.12  per  share  which represented the market price less a discount of 25% in accordance  with the policies of the TSX Venture Exchange.

           The debts due to the related parties arose from various  advances to the  Company  for  working capital during 2001 and 2000.  They  were unsecured, non-interest bearing with no fixed terms of repayment.

           The debt due to Brown McCue of $38,468 represented outstanding legal fees and disbursement incurred in previous years.

     d)    Shares held in Escrow

           As at February 28, 2002,  there  were no shares held in escrow (2001 and 2000-Nil).

     e)    Share Purchase Warrants

           Pursuant to the  private  placement of 1,200,000  common  shares  at

           $0.10 per share,  1,200,000 non-transferable share purchase warrants were  issued  which entitle the holders to purchase 1,200,000 shares at $0.10 per share for a two year period to January 3, 2004.

     f)    Stock Options

           There were no stock options outstanding as at February 28, 2002

           (2001 and 2000-Nil).

BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000                                Page 4

     5.    DEFICIT (AS RESTATED)

     The acquisition costs  on  Biopath of $49,418 should have been written off in previous year when it was decided by management not to proceed with its

     proposed acquisition of Biopath.   The  acquisition costs were written off

     retroactively, resulting in an increase in  net  loss of $49,418 for 2001,

     and  in  the  restatement of the opening balance of deficit  for  2002  as follows:

     Deficit, beginning of 2002                      $  (2,158,559)

     Adjustment for acquisition costs on Biopath

          written off                                      (49,418)

                                                     ---------------

     Deficit (as restated), beginning of 2002        $  (2,207,977)

                                                     ===============

6.   RELATED PARTY TRANSACTIONS

     a)    During the  year the Company paid management fees of $30,000 (2001 -

           $60,000; 2000  -  $62,500)  and rent of  $30,000 (2001 - $24,000) to companies controlled by directors.

     b)    During  the  year the Company paid  $8,450  (2001  -  $5,750;  2000-

           $12,500) for accounting  and  professional  services to a company in which a director has an interest.

     c)    The  amount due to and loans from related parties  are  non-interest bearing,  unsecured,  and  are  repayable after March 31, 2003.  The amount due by related parties of  $1,500  is  non  interest bearing,

           unsecured, and repayable on demand.

     d)    During the year, 673,287 common shares at $0.12 per share were issued to companies controlled by two directors in settlement of the debts due to them.

     e)    Reconciliation of funds for amount due to and loans from related parties are as follows:

           Per balance sheets            2002        2001        2000

                                      ----------  ----------  ----------

           Due by related parties     $  (1,500)  $      -    $ (59,900)

           Due to related parties           -         63,130        -

           Loans from related parties    20,340       24,000        -

                                      ----------  ----------  ----------

           Net amount due to related

             parties                  $  18,840   $   87,130  $ (59,900)

                                      ==========  ==========  ==========

BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000                                Page 5

6.      RELATED PARTY TRANSACTIONS - continued

     Amounts due to and loans from related parties are made up as follows:

        Due by related parties as at February 28, 2000     $(59,900)

        Rental and management fees accrued during the year   63,130

        Total loans obtained from related parties

            during the year                                  25,500

        Advances to related parties                          (6,500)

        Loans repayment received                             64,900

                                                           ---------

        Amount due to and loans from related parties

           as at February 28, 2001                           87,130

        Management and professional fees accrued

           during the year                                   26,760

        Rental accrued during the year                       20,505

        Less:

        Advances to related parties                          33,260

        Amounts settled by issuance of shares               (80,795)

                                                           ---------

        Amounts due to and loans from related parties

           as at February 28, 2002                         $ 20,340

                                                           =========

7.   COST RECOVERY

     During  the  year  ended  February  28, 2001 the Company settled  accounts previously expensed for less than face value.  The difference was recorded as a recovery of expenses.

BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000                                Page 6

8.   DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND

     THE UNITED STATES

     The  Company  follows Canadian generally  accepted  accounting  principles which are different  in  some respects from those applicable in the United

     States as follows:

     (a)   Loss Per Share

           FASB 128 requires that  the  Company report basic loss per share, as

           well as diluted loss per share.   Under US GAAP basic loss per share

           is calculated by dividing loss over  the  weighted average number of

           common  shares outstanding during the year.   The  weighted  average

           number of  common shares outstanding excludes any shares that remain in escrow, but  may  be  earned  out  based  on  the Company meeting certain performance criteria.  Under Canadian GAAP  the  calculation of  basic loss per share is similar except that escrowed shares  are included  in  determining  the  weighted  average  number  of shares outstanding.  Diluted loss per share reflects the potential dilution that  could  occur  if securities or other contracts to issue common stock were exercised.

           There were no outstanding stock options, share purchase warrants and shares held under escrow at February 28, 2002, 2001 and 2000.

                                         2002          2001         2000

                                     ------------  ------------  ------------

     Weighted average number of

           shares outstanding:

     Per Canadian GAAP                 2,535,958     1,770,381     1,440,518

     Per US GAAP                       2,535,958     1,770,381     1,440,518

     Net loss per US GAAP            $  (491,767)  $  (189,545)  $  (283,574)

     Net loss per Canadian GAAP      $  (452,013)  $  (189,545)  $  (284,153)

     Loss per share per US GAAP

           (basic)                   $     (0.19)  $     (0.11)  $     (0.20)

     Loss per share per US GAAP

           (diluted)                 $     (0.13)  $     (0.11)  $     (0.20)

     Loss per share per Canadian

           GAAP (basic)              $     (0.18)  $     (0.11)  $     (0.20)

     Loss per share per Canadian

           GAAP (diluted)            $     (0.12)  $     (0.11)  $     (0.20)

     b)    Impairment Losses

           Statement of Financial  Accounting Standards No. 121 (the statement)

           requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount

           of an asset may not be recoverable.   In  performing  the review for

           recoverability,  the  Company  should  estimate  future  cash  flows expected to result from the asset and its eventual disposition.

BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000                                Page 7

     b)    Impairment Losses - continued

            If the sum of the expected future undiscounted cash flows  is  less than  the  carrying  amount  of  the  asset,  an  impairment loss is recognized.  Impairment losses resulting from the application of the statement should be reported in the period in which  the recognition criteria  are met.  The Company's long lived assets are  investments or advances to Biopath and capital assets.

     c) Stock Options

           The Company  follows  APB  25  for  options granted to employees and

           directors.   For employees and directors,  compensation  expense  is

           recognized under  the  intrinsic  value  method.  Under this method,

           compensation cost is the excess, if any, of  the quoted market price at  grant date over the exercise price.  Such expense  is  reflected over  the service period; if for prior services, expensed at date of grant;  if for future services, expensed over vesting period.  There were no stock  options  granted or outstanding at February 28, 2002,

           2001 and 2000.

     d)    Shares for Debt Settlement

           US GAAP requires the issuance  of  shares to be recorded at its fair value.  The stock's trading price of  $0.16 per share at the date of the debt settlement agreements represented  the best estimate of the fair value.

     The impact of the foregoing on the financial statements is as follows:

Balance Sheets                                    2002         2001

                                              ------------  ------------

Total assets per Canadian GAAP                $    18,450   $   315,138

Adjustments                                           -             -

                                              ------------  ------------

Total assets per US GAAP                      $    18,450   $   315,138

Total liabilities per Canadian and US GAAP    $    79,248   $   163,186

Deficit, end of year per Canadian GAAP        $(2,659,990)  $(2,207,977)

Adjustment for valuation of shares for debt

  settlement                                      (39,754)          -

                                              ------------  ------------

Deficit, end of year per US GAAP              $(2,699,744)  $(2,207,977)

Share capital per Canadian GAAP               $ 2,599,192   $ 2,359,929

Adjustment for fair value of shares for

  debt settlement                                  39,754           -

                                              ------------  ------------

Share capital per U.S. GAAP                   $ 2,638,946   $ 2,359,929

Total shareholders' equity (deficiency)

  per Canadian and US GAAP                    $   (60,798)  $   151,952

BI-OPTIC VENTURES INC.

(Formerly Royal Rock Ventures Inc.)

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2002, 2001 AND 2000                                Page 8

Statements of Deficit                        2002         2001          2000

                                         ------------  ------------  ------------

Net loss per Canadian GAAP               $  (452,013)  $  (189,545)  $  (284,153)

Adjustment for incorporation costs

              written off                        -             -            579

Adjustment for undervaluation of shares

       for debt settlement                   (39,754)          -            -

                                         ------------  ------------  ------------

Net loss per US GAAP                     $   491,767)  $  (189,545)  $ (283,574)

                                         ============  ============  ============

Statements of cash flows                      2002        2001          2000

                                         ------------  ------------  ------------

Cash flows from operating activities per

Canadian GAAP                            $   (81,036)  $    67,636   $  (277,882)

Adjustment for undervaluation of shares

            for debt settlement              (39,754)          -             -

                                         ------------  ------------  ------------

Cash flows from operating activities per

            US GAAP                         (120,790)      (67,636)     (277,882)

                                         ------------  ------------  ------------

Cash flows from financing activities per

        Canadian GAAP                         85,232       (85,408)      220,100

Adjustment for underprovision of shares

        for debt settlement                   39,754           -             -

                                         ------------  ------------  ------------

Cash flows from financing activities

        per US GAAP                          124,986        85,408       220,100

                                         ------------  ------------  ------------

Cash flows from investing activities

        per Canadian and US GAAP                 -         (49,797)     (255,063)

                                         ------------  ------------  ------------

Increase (decrease) in cash per Canadian

        and US GAAP                      $     4,196   $   (32,025)  $  (312,845)

                                         ============  ============  ============

                            BI-OPTIC VENTURES INC.

                             FINANCIAL STATEMENTS

                                 MAY 31, 2002

                        (PREPARED IN CANADIAN DOLLARS)

REVIEW ENGAGEMENT REPORT

BALANCE SHEET

STATEMENT OF OPERATIONS AND DEFICIT

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.               SUITE 1104-750 WEST PENDER STREET

CERTIFIED  GENERAL  ACCOUNTANT                    VANCOUVER, BRITISH COLUMBIA

                                                               CANADA V6C 2T8

Jerry A. Minni, C.G.A. *

Geoffrey S. V. Pang, C.G.A., FCCA **                TELEPHONE:  (604)683-0343

                                                          FAX:  (604)683-4499

*   Incorporated Professional

** Associate

                      REVIEW ENGAGEMENT REPORT

THE SHAREHOLDERS,

BI-OPTIC VENTURES INC.

I have reviewed the balance sheet of BI-OPTIC VENTURES INC.  as at MAY 31, 2002 and  the  statements  of operations, deficit and cash flows for the  period  of

three months ended May  31,  2002.   My  review  was  made  in  accordance with

Canadian  generally  accepted standards for review engagements and  accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to me by the Company.

A review does not constitute  an  audit  and  consequently  I do not express an audit opinion on these financial statements.

Based on my review, nothing has come to my attention that causes  me to believe that  these  financial  statements  are  not,  in  all  material  respects,  in accordance with Canadian generally accepted accounting principles.

                                       "J.A. Minni & Associates Inc."

                                        CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BC

AUGUST 21, 2002

                            BI-OPTIC VENTURES INC.

                       BALANCE SHEET AS AT MAY 31, 2002

                                  (UNAUDITED)

                                    ASSETS

                                                 May 31,      Feb. 28,

                                                  2002          2002

                                              ------------  ------------

CURRENT

    Cash                                      $       -     $     4,196

    GST recoverable                                 1,463         3,402

    Due by related parties (Note 4)                 1,500         1,500

    Prepaid expenses and deposits                     -           5,000

                                              ------------  ------------

                                                    2,963        14,098

CAPITAL ASSETS, at cost net of accumulated

    amortization of $5,388 (2002 - $5,148)          4,112         4,352

                                              ------------  ------------

                                              $     7,075   $    18,450

                                              ============  ============

                                  LIABILITIES

CURRENT

    Excess of cheques written over funds on

       deposits                               $        54   $       -

    Accounts payable and accrued liabilities       58,657        58,908

                                              ------------  ------------

                                                   58,711        58,908

LOANS FROM AND AMOUNTS DUE TO

RELATED PARTIES (Note 4)                           35,140        20,340

                                              ------------  ------------

                                                   93,851        79,248

                                              ------------  ------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 3)                          2,599,192     2,599,192

DEFICIT                                        (2,685,968)   (2,659,990)

                                              ------------  ------------

                                                  (86,776)      (60,798)

                                              ------------  ------------

                                              $     7,075   $    18,450

                                              ============  ============

APPROVED BY THE DIRECTORS:

"Sonny Chew"

"Harry Chew"

   The accompanying notes are an integral part of the financial statements.

                            BI-OPTIC VENTURES INC.

                      STATEMENT OF OPERATIONS AND DEFICIT

                 FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

                                  (UNAUDITED)

                                            3 months ended May 31,

                                          --------------------------

                                              2002         2001

                                          ------------  ------------

REVENUE

                                          $       -     $      -

EXPENSES

  Amortization                                    240           304

  Bank charges and interest                        76           138

  Consulting                                    4,034           -

  Management fees                               7,500        15,000

  Office and miscellaneous                        544           251

  Professional fees                             3,800         9,807

  Rent                                          7,500         6,000

  Shareholder information and

        public relation                           303         1,351

  Transfer agent and regulatory fees              912         3,221

  Travel and promotion                          1,069           167

                                          ------------  ------------

                                               25,978        36,239

                                          ------------  ------------

NET LOSS FOR THE PERIOD                      (25,978)      (36,239)

DEFICIT, BEGINNING OF PERIOD               (2,659,990)   (2,158,559)

                                          ------------  ------------

DEFICIT, END OF PERIOD                    $(2,685,968)  $(2,194,798)

                                          ============  ============

LOSS PER SHARE                            $    (0.007)  $    (0.020)

                                          ============  ============

   The accompanying notes are an integral part of the financial statements.

                            BI-OPTIC VENTURES INC.

                            STATEMENT OF CASH FLOWS

                FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

                                  (UNAUDITED)

                                            3 months ended May 31,

                                          --------------------------

                                              2002         2001

                                          ------------  ------------

OPERATING ACTIVITIES

  Net loss for the period                 $   (25,978)  $   (36,239)

  Items not involving cash:

    Amortization                                  240           304

  Cash provided (used) by net changes in

        non-cash working capital items          6,688         5,473

                                          ------------  ------------

                                              (19,050)      (30,462)

                                          ------------  ------------

FINANCING ACTIVITIES

  Due to and loans from related parties        14,800        31,120

  Excess of cheques written over funds

    on deposit                                     54          (658)

                                          ------------  ------------

                                               14,854        30,462

                                          ------------  ------------

DECREASE IN CASH                               (4,196)          -

CASH, BEGINNING OF PERIOD                       4,196           -

                                          ------------  ------------

CASH, END OF PERIOD                       $        -    $        -

                                          ============  ============

   The accompanying notes are an integral part of the financial statements.

BI-OPTIC VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

(UNAUDITED)

1.   NATURE AND CONTINUANCE OF BUSINESS

     The Company was previously in the mining business, operating as  a  junior mining company.  On April 6, 2001, the Company changed its name from Royal

     Rock  Ventures  Inc.  to Bi-Optic Ventures Inc.  The Company is evaluating other business interests and projects.  The financial statements have been prepared on the basis of  accounting  principles  applicable  to  a  going concern,  which  assumes that the Company will continue its operations and will be able to realize  its  assets  and discharge its liabilities in the normal course of business.  The ability  of  the  Company to continue as a going  concern  is  dependent  upon,  among  other things,  the  continued

     financial support of the related parties and its  ability  to  obtain  the necessary  financing  for working capital, and ultimately upon its ability to generate future profitable operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)    Amortization

           Capital assets are  recorded  at  cost  and are amortized over their estimated useful lives at 20% - 30% declining  basis.  Further, only one-half  the  amortization is taken on assets acquired  during  the year.

     b)    Financial Instruments

           The company's financial  instruments  consist primarily of cash, GST recoverable, accounts receivable, prepaid  expenses,  amounts due by related  parties  and  accounts payable, and have their fair  market values approximating their carrying values.

     c)    Loss Per Share

           Loss per share has been  calculated  based  on  the weighted average

           number  of shares outstanding during the period.   Diluted  earnings

           per share  considers  the  dilutive  impact  of  the  conversion  of outstanding stock options and warrants as if the events had occurred at the beginning of the period.

     d)    Use of Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and  assumptions  that  affect  the  reported  amounts of assets and liabilities and disclosure of contingent assets  and  liabilities at the  date  of  the financial statements and the reported amounts  of revenues and expenses  during  the reporting period.  Actual results could differ from those estimates.

BI-OPTIC VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

(UNAUDITED)                                                 Page 2

3.   SHARE CAPITAL

     a)    Authorized

           100,000,000 Common shares without par value.

     b)    Issued and fully paid

                                                 Number of

                                                   shares        Amount

                                                ------------  ------------

           Balance, February 28, 2001              1,770,382  $ 2,359,929

           Issued pursuant to debt settlement        993,853      119,263

           Issued pursuant to private placement    1,200,000      120,000

                                                ------------  ------------

           Balance, February 28, 2002 and

             May 31, 2002                          3,964,235  $ 2,599,192

                                                ============  ============

     c)    Shares held in Escrow

           As at May 31, 2002, there were no  shares  held  in escrow (Feb. 28,

           2002-Nil).

     d)    Share Purchase Warrants

           Pursuant  to  the  private placement of 1,200,000 common  shares  at

           $0.10 per share, 1,200,000  non-transferable share purchase warrants were issued which entitle the  holders  to purchase 1,200,000 shares at $0.10 per share for a two year period to January 3, 2004.

     e)    Stock Options

           There were no stock options outstanding as at May 31, 2002, (Feb.

           28, 2002-Nil).

4.   RELATED PARTY TRANSACTIONS

     a)    During the period the Company paid management fees of $7,500 (2001 -

           $15,000),  rent,   accounting and professional  services  of  $9,500

           (2001 - $6,500) to companies controlled by directors.

     b)    The amount due to and  loans  from  related parties are non-interest bearing, unsecured, and are repayable  after  March  31,  2003.  The amount  due  by  related  parties of $1,500 is non interest bearing,

           unsecured, and repayable on demand.

BI-OPTIC VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

(UNAUDITED)                                                     Page 3

5.   SUBSEQUENT EVENTS

     Subsequent to May 31, 2002, 250,000 share purchase warrants were exercised to net the Company $25,000.

6.   DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND

     THE UNITED STATES

     The  Company  follows Canadian generally  accepted  accounting  principles which are different  in  some respects from those applicable in the United

     States as follows:

     (a)   Loss Per Share

                FASB 128 requires that the Company report basic loss per share,

           as well as diluted loss  per  share.   Under  US GAAP basic loss per

           share  is  calculated  by  dividing  loss over the weighted  average number of common shares outstanding during  the  year.  The weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company meeting certain performance criteria.  Under Canadian GAAP  the  calculation of  basic loss per share is similar except that escrowed shares  are included  in  determining  the  weighted  average  number  of shares outstanding.  Diluted loss per share reflects the potential dilution that  could  occur  if securities or other contracts to issue common stock were exercised.

           There were no outstanding stock options and shares held under escrow at May 31, 2002, February 28, 2002 and May 31, 2001.

                                             May 31,      Feb 28,      May 31,

                                              2002         2002          2001

                                          -----------  ------------  ------------

           Weighted average number of

             shares outstanding:

           Per Canadian GAAP               3,964,235     2,535,958     1,770,382

           Per US GAAP                     3,964,235     2,535,958     1,770,382

                                          -----------  ------------  ------------

           Net loss per US GAAP           $  (25,978)  $  (491,767)  $   (36,239)

           Net loss per

               Canadian GAAP              $  (25,978)  $  (452,013)  $   (36,239)

           Loss per share per

             US GAAP (basic)              $   (0.007)  $     (0.19)  $     (0.02)

           Loss per share per

             US GAAP (diluted)            $   (0.005)  $     (0.13)  $     (0.02)

           Loss per share per

           Canadian GAAP (basic)          $   (0.007)  $     (0.18)  $     (0.02)

           Loss per share per

           Canadian GAAP (diluted)        $   (0.005)  $     (0.12)  $     (0.02)

BI-OPTIC VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

(UNAUDITED)                                                     Page 4

6.   DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND

     THE UNITED STATES - continued

       b)  Impairment Losses

           Statement of Financial  Accounting Standards No. 121 (the statement)

           requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount

           of an asset may not be recoverable.   In  performing  the review for

           recoverability,  the  Company  should  estimate  future  cash  flows

           expected to result from the asset and its eventual disposition.   If

           the  sum of the expected future undiscounted cash flows is less than the carrying  amount of the asset, an impairment loss is recognized.

           Impairment losses  resulting  from  the application of the statement should be reported in the period in which  the  recognition criteria are met.  The Company's long lived assets are capital assets.

        c) Stock Options

                The Company follows APB 25 for options granted to employees and

           directors.   For  employees and directors, compensation  expense  is

           recognized under the  intrinsic  value  method.   Under this method,

           compensation cost is the excess, if any, of the quoted  market price at  grant  date  over the exercise price.  Such expense is reflected over the service period;  if for prior services, expensed at date of grant; if for future services,  expensed over vesting period.  There were no stock options granted or  outstanding  at  May  31, 2002 and

           2001, and at  February 28, 2002.

           The impact of the foregoing on the financial statements is as follows:

                                                       May 31,       Feb 28,

           Balance Sheets                               2002          2002

                                                    ------------  ------------

           Total assets per Canadian and US GAAP    $     7,075   $    18,450

           Total liabilities per Canadian

              and US GAAP                           $    93,851   $    79,248

           Deficit, end of year per Canadian

            and US GAAP                             $(2,685,968)  $ (2,659,990)

           Share capital per Canadian and US

              GAAP                                    2,599,192      2,599,192

           Total shareholders' equity per

              Canadian and US GAAP                  $   (86,776)  $    (60,798)

BI-OPTIC VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MAY 31, 2002

(UNAUDITED)                                                     Page 5

        c)  Stock Options - continued

                                                      May 31,       May 31,

           Statements of Deficit                       2002          2001

                                                   ------------  ------------

           Net loss per Canadian and US GAAP       $   (25,978)  $   (36,239)

                                                      May 31,       May 31,

           Statements of cash flows                    2002          2001

                                                   ------------  ------------

           Cash flows from operating activities

             per Canadian and US GAAP              $   (19,050)  $   (30,462)

           Cash flows from financing activities

             per Canadian and US GAAP                   14,854        30,462

                                                   ------------  ------------

           Decrease in cash per Canadian

             and US GAAP                           $    (4,196)  $       -

                                                   ============  ============

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities  Exchange  Act of 1934, the Registrant certifies that it meets all of the requirements for filing on  Form 10-SB and has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

               Bi-Optic Ventures Inc. - SEC File # 0-49685

                              Registrant

Dated: November 22, 2002   By  /s/ Harry Chew

                           ----------------------------------

                           HARRY CHEW, PRESIDENT/CEO/DIRECTOR

Dated: November 22, 2002   By /s/ Sonny Chew

                           ----------------------------------

                           SONNY CHEW, DIRECTOR